UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52407
(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm
Trustees and Participants
United Fire Group 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
June 28, 2012

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets

Investments:
Participant-directed investments, at fair value	$53,856,839	$37,113,248

Receivables:
Notes receivable from participants	710,989	315,671
Contribution receivable from plan sponsor	135,527	—
Dividend and interest receivable	16,743	13,863
Total receivables	$863,259	$329,534

Net Assets Available for Benefits at Fair Value	$54,720,098	$37,442,782

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(59,836)	(132,804)

Net Assets Available for Benefits	$54,660,262	$37,309,978
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011

2011
Additions
Contributions:
Participant	$3,659,336
Transfers in	19,007,424
Rollover	2,937
Total contributions	22,669,697
Investment income	1,393,358
Net realized and unrealized depreciation in fair value of investments	(2,975,887)
Total additions	$21,087,168

Deductions
Benefit payments and withdrawals	$3,732,501
Administrative expenses	4,383
Total deductions	$3,736,884

Increase in Net Assets Available for Benefits	$17,350,284

Net Assets Available for Benefits:
At Beginning of Year	37,309,978
At End of Year	$54,660,262
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of the United Fire Group, Inc., and its consolidated subsidiaries (the "Companies") who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On March 28, 2011, United Fire & Casualty Company acquired 100 percent of the outstanding common stock of Mercer Insurance Group. In connection with this acquisition, the Board of Directors of United Fire & Casualty Company approved on May 9, 2011, the merger of Mercer Insurance Group's BICUS Services Corp Retirement Savings Plan into the United Fire Group 401(k) Plan. The Plan was subsequently amended to credit prior service with the BICUS Services Corp and reflect protected benefits in connection with the merger of the BICUS Services Corp Retirement Savings Plan. These protected benefits include continuation of the BICUS vesting schedule for employer contributions.
Contributions - Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the Plan Sponsor shall direct.
Transfers In - The $19.0 million in transfers in represents the net cash inflow to the Plan from the merger on May 9, 2011 of the BICUS Services Corp Retirement Savings Plan.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers nineteen mutual funds, seven common collective trusts, and a self-directed retirement account in which participants have access to a money market fund.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant's death or disability while employed by one of the Companies, at which time the participant becomes 100 percent vested.
The exception to the vesting provisions is the continuation of the BICUS Services Corp Retirement Savings Plan vesting schedule for employer contributions which is as follows: 30% vesting after one year of service, 60% vesting after two years of service and 100% vesting after three years of service.

Forfeitures - Upon termination, the nonvested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan's net assets available for benefits at December 31, 2011 or 2010.
Notes receivable from participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, who serves as the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the Plan Administrator to have the check reissued. If the participant cannot be located and the amount is over $5,000, the check is cancelled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5,000, the check is cancelled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Companies, as provided by the Plan agreement. The Companies paid substantially all administrative expenses for the Plan in 2011.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans - Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts through the Schwab Stable Value Fund, which is a common collective trust with an investment mix that seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for the benefit payments and withdrawals of its investors. Accordingly, the accompanying statements of net assets available for benefits presents the fair value and the corresponding adjustment from fair value to contract value for this investment. The fair value of the Plan's interest in the Schwab Stable Value Fund is based on audited information reported for the fund at December 31, 2011 and 2010. The contract value of the Schwab Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Investments in other common collective trusts are stated at fair value based on the audited net asset values of the respective funds, which have an investment mix that is diversified across several asset classes and designed to provide its investors with a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors to a target retirement date.
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represent the net asset values of shares held by the Plan in the respective funds at the reporting date.
The money market fund in the self-directed retirement account is stated at cost, which approximates fair value.
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Recognition of Investments - Purchases and sales of investments are recorded as of the trade date.
Contributions - Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.
Withdrawals - Participant withdrawals are recorded upon distribution.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
Adopted Accounting Standards - In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE 3. FAIR VALUE MEASUREMENT
Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.

Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:
Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that management has the ability to access.
Level 2: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.
Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.
The fair value of the majority of the Plan's investments is determined based on prices obtained for individual securities from the Plan Custodian. One price is obtained for each security, which is evaluated for reasonableness prior to its use for reporting purposes. The Plan Sponsor has determined that the pricing obtained at December 31, 2011 and 2010, was reasonable.
In order to determine the proper classification of each security in the fair value hierarchy, the vendors' pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities and other inputs that are observable for the security, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.

The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2011 and 2010:

		Fair Value Measurements
Description	December 31, 2011	Level 1	Level 2	Level 3
Mutual funds:
U.S.	28,175,259	28,175,259	—	—
International	8,544,409	8,544,409	—	—
Common collective trusts	14,645,452	—	14,645,452	—
United Fire stock fund	1,202,782	1,202,782
Self directed brokerage accounts:
Cash	82	82	—	—
Money market funds	91,538	91,538	—	—
Mutual funds	836,711	836,711	—	—
Common stock	238,609	238,609	—	—
Unit investment trusts	121,997	—	121,997	—
Total investments	$53,856,839	$39,089,390	$14,767,449	$—

		Fair Value Measurements
Description	December 31, 2010	Level 1	Level 2	Level 3
Mutual funds:
U.S.	20,614,854	20,614,854	—	—
International	7,302,182	7,302,182	—	—
Common collective trusts	7,855,682	—	7,855,682	—
United Fire stock fund	1,019,284	1,019,284
Self directed brokerage accounts:
Cash	379	379
Money market funds	72,153	72,153	—	—
Mutual funds	125,424	125,424	—	—
Common stock	95,587	95,587	—	—
Unit investment trusts	27,703	—	27,703	—
Total investments	$37,113,248	$29,229,863	$7,883,385	$—
The fair value of investments categorized as Level 1 is based on quoted market prices that are readily and regularly available.
The fair value of the common collective trusts categorized as Level 2 is determined based on the net asset value and other financial information reported in the audited financial statements of the respective funds, which are obtained from the Plan Custodian.
The net asset value of the respective funds is determined each business day with issuances and redemptions of units of the funds made based on the net asset value per unit as determined on the valuation date. No adjustments to the net asset value as reported in the audited financial statements of the respective funds have been made by the Plan Sponsor. Such estimated fair values do not necessarily represent the values for which these investments could have been sold at the reporting date. However, there are no restrictions as to the Plan's ability to redeem its investment at the net asset value of the respective funds as of the reporting date. The underlying assets that comprise each of the common collective trusts include investments in registered investment companies, unitized accounts, other collective trust funds, and fully benefit-responsive alternative and synthetic guaranteed investment contracts. Except for certain of the fully benefit-responsive investment contracts, all of these financial instruments have been categorized as either Level 1 or Level 2 in the fair value hierarchy as reported in the audited financial statements of the respective funds.

NOTE 4. INVESTMENTS
The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan's assets. The Plan's investments that represented five percent or more of the Plan's net assets available for benefits at fair value as of January 1, 2011 and 2010 are as follows:

			December 31
Identity of Issuer	Description of Investment	Shares	2011	2010
Artisan Funds	Artisan International Fund	115,196 shares at December 31, 2011	$2,284,339	$2,223,582
		102,469 shares at December 31, 2010

First Eagle Fund of America, Inc.	First Eagle Fund of America	115,391 shares at December 31, 2011	2,742,836	1,952,362
		75,381 shares at December 31, 2010

First Eagle Fund of America, Inc.	First Eagle Overseas Fund I	113,569 shares at December 31, 2011	2,345,202	2,238,498
		97,411 shares at December 31, 2010

American Funds	Growth Fund of America	114,256 shares at December 31, 2011	3,258,592	3,758,976
		124,511 shares at December 31, 2010

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	571,649 shares at December 31, 2011	6,213,830	4,585,212
		422,600 shares at December 31, 2010

Selected Funds	Selected American Shares D	52,867 shares at December 31, 2011	2,085,078	2,127,965
		51,388 shares at December 31, 2010

T Rowe Price	T Rowe Price Mid Cap Value	130,540 shares at December 31, 2011	2,792,254	2,385,625
		100,617 shares at December 31, 2010

Charles Schwab & Co., Inc.*	Schwab S&P 500 Index Fund	197,910 shares at December 31, 2011	3,873,101	2,086,724
		106,629 shares at December 31, 2010

Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Select	431,659 shares at December 31, 2011	8,731,614	5,147,448
		266,928 shares at December 31, 2010

Charles Schwab & Co., Inc.*	Schwab Managed Ret 2020 CL II	123,016 shares at December 31, 2011	2,125,724	—

Charles Schwab & Co., Inc.*	Schwab Managed Ret 2030 CL II	117,991 shares at December 31, 2011	2,076,643	—

*Indicates a party-in-interest to the Plan.

The Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments for the year ended December 31, 2011 as follows:

Identity of Issuer	Description of Investment	Appreciation/ (Depreciation)
Mutual Funds
American Century Investments	American Century Capital	$541
Artisan Funds	Artisan International Fund	(254,023)
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	(48,106)
Columbia Funds	Columbia Acorn Fund CL Z	(119,900)
Dodge & Cox Fund	Dodge & Cox Balanced Fund	(113,624)
First Eagle of America, Inc.	First Eagle Fund of America	(312,103)
First Eagle of America, Inc.	First Eagle Overseas Fund I	(238,719)
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	(29,066)
American Funds	Growth Fund of America R4	(177,167)
Hartford Mutual Fund	Hartford Small Co Y	(60,492)
American Funds	High Income Trust R4	(47,539)
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	(270,085)
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	(369,930)
Janus Fund	Perkins Small Cap Value T	(224,566)
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	(24,379)
Selected Funds	Selected American Shares D	(102,484)
T Rowe Price	T Rowe Price	(344,693)
T Rowe Price	T Rowe Price New America Growth	(79,960)
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	(251,544)

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Select	316,923
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	2,037
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	(91,122)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	(57,790)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	(47,220)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	(14,736)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Income	6,051

Common Stock
United Fire & Casualty Company*	United Fire Stock Fund	(13,187)

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts	(9,004)
		$(2,975,887)
*Indicates a party-in-interest to the Plan.

NOTE 5. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 6. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits,  to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2008.
NOTE 7. RECONCILIATION OF THE PLAN'S FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$54,660,262	$37,309,978
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	59,836	132,804
Net assets available for benefits per the Form 5500	$54,720,098	$37,442,782
The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

December 31, 2011
Increase in net assets available for benefits per the financial statements	$17,350,284
Transfers in	(19,007,424)
Adjustment from contract value to fair value - prior year	(132,804)
Adjustment from contract value to fair value - current year	59,835
Net income per the Form 5500	$(1,730,109)

Supplemental Schedule

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
American Century Investments	American Century Capital	138,111	$1,004,064
Artisan Funds	Artisan International Fund	115,196	2,284,339
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	16,291	990,953
Columbia Funds	Columbia Acorn Fund CL Z	52,282	1,440,905
Dodge & Cox Fund	Dodge & Cox Balanced Fund	18,909	1,275,386
First Eagle of America, Inc.	First Eagle Fund of America	115,391	2,742,836
First Eagle of America, Inc.	First Eagle Overseas Fund I	113,569	2,345,202
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	52,098	552,755
American Funds	Growth Fund of America	114,256	3,258,592
Hartford Mutual Fund	Hartford Small Co Y	23,558	450,435
American Funds	High Income Trust R4	90,764	967,541
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	82,612	1,617,549
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	68,141	1,172,032
Janus Fund	Perkins Small Cap Value T	41,491	844,757
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	571,649	6,213,830
Selected Funds	Selected American Shares D	52,867	2,085,078
T Rowe Price	T Rowe Price Mid Cap Value	130,540	2,792,254
T Rowe Price	T Rowe Price New America Growth	25,403	808,059
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	197,910	3,873,101

Common Collective Trust
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Select	431,659	8,731,614
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - Income	13,229	177,408
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2010	16,973	283,965
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2020	123,016	2,125,724
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2030	117,991	2,076,643
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2040	51,650	906,465
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2050	37,029	343,633

Common Stock
United Fire & Casualty Company*	United Fire Stock Fund	200,551	1,202,782

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		1,288,937

Total participant-directed investments at fair value			$53,856,839
Participant loans (maturing 2012 through 2026 at interest rates ranging from 4.25% - 9.25%)*			710,989

Total assets held for investment purposes			$54,567,828
*Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
Date:	June 28, 2012	By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer